

Mail Stop 3561

October 7, 2016

Jianrong Xia
Chief Executive Officer
Natural Destiny Inc.
Room 902, Unit 1, Pearl Business Building
Jiande City, Zhejiang Province, P.R.C. 311600

> **Re:** **Natural Destiny Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed October 3, 2016**
> **File No. 333-211380**

Dear Mr. Xia:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Certain Relationships and Related Transactions, page 46.

1. In response 10 of your August 16, 2016 letter, you seem to indicate that you are not yet subject to Section 13(k) of the Exchange Act. In Section 13(k), the definition of "issuer" references Section 2 of the Sarbanes Oxley Act of 2002, which, in turn, defines "issuer" to include companies, such as Natural Destiny Inc., that have "filed a registration statement that has not yet become effective under the Securities Act of 1933." In your next amendment, please confirm that all loans have been paid in full.

Please contact Charlie Guidry, Staff Attorney, at 202-551-3621, Lisa Kohl, Legal Branch Chief, at 202-551-3252, or me at 202-551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Lawrence A. Rosenbloom, Esq.
       Richard Anslow, Esq.